May 30, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	Tercica, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-50461
May 18, 2007 Letter

Dear Mr. Rosenberg:

Regarding the above-referenced letter from the SEC, Tercica, Inc., will respond to your comments on or by Friday, June 29, 2007. If for any reason this response date is not acceptable to you, please inform us.

Sincerely,

/s/ Ajay Bansal

Ajay Bansal

Chief Financial Officer

Tercica, Inc.

Phone: (650) 624-4914

Fax: (650) 243-5134

ajay.bansal@tercica.com

cc:	Christine Allen, Staff Accountant
Don Abbott, Senior Staff Accountant

2000 Sierra Point Parkway : Suite 400 : Brisbane, California : 94005

Phone - 650.624.4900 : Fax - 650.624.4940 : www.tercica.com